Filed by Marvell Technology Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

The following document was issued by Marvell Technology Group Ltd. to its employees.

Marvell and Cavium Combine Creating an Infrastructure Solutions Powerhouse

Announcement

What did Marvell announce today?

•	On November 20, 2017 Marvell announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Marvell will acquire all outstanding Cavium shares, in a cash and stock transaction valued at approximately $6 billion.

•	This exciting combination brings together two highly complementary portfolios and technology offerings to deliver comprehensive end-to-end customer solutions across the Cloud data center, Enterprise and Service Provider markets.

•	It also represents a bold step towards our goal of becoming one of the world’s leading semiconductor companies.

•	For more details, see visit http://MarvellCavium.transactionannouncement.com.

Why are Marvell and Cavium combining?

•	Marvell and Cavium are joining forces because the combination of our highly complementary product portfolios and technology offerings will better position the combined company to meet the massive and growing demand for data storage, heterogeneous computing and high-speed connectivity.

•	Together, we will be able to offer a more comprehensive set of innovative, end-to-end platform solutions to a much broader range of customers and end markets.

•	Ultimately, we believe that this transaction will deliver immediate and long-term value to our customers, employees and shareholders.

What are the drivers behind the valuation being paid to Cavium shareholders?

•	This combination expands Marvell’s position in the Cloud data center, Enterprise and Service Provider markets, which remains a key focus for Marvell today.

•	Cavium has a long history of innovation and disruptive technology, highlighted by the consistent growth and strong execution by Cavium management.

•	The implied valuation multiple is in-line with multiples paid for comparable transactions.

•	Together, employees, customers and shareholders will benefit from the scale, growth, diversification and differentiated end-to-end solutions for their combined customer base.

How will the transaction be structured? What will existing Marvell shareholders own post-close?

•	Under the terms of the agreement, each holder of Cavium common shares will receive $40.00 per share in cash and 2.1757 newly issued Marvell shares per Cavium share.

•	Cavium shareholders are expected to own approximately 25% of the combined company on a pro forma basis.

Is this an acquisition or a merger?

•	We are approaching this as a combination of two successful companies that will create an infrastructure solutions powerhouse.

•	Our goal is to build a single, integrated company that leverages the best of both organizations.

What will the combined company be called?

•	Both companies have also established a strong brand reputation with our respective customers.

•	We aim to maintain the strong brand reputations of the combined companies, and we intend to create a new identify that captures and communicates the strength of this combination.

•	We are still very early in this process and will share more details as we progress.

Who will lead the combined company?

•	Marvell’s current CEO Matt Murphy will lead the combined company. Jean Hu, from Marvell will serve as the CFO.

•	Syed Ali, will join the Board of the combined company, and serve as a strategic advisor. Cavium’s co-founder, Raghib Hussain and Vice President of IC Engineering, Anil Jain will also join the senior leadership team.

When do you expect the transaction to close?

•	The transaction is currently expected to close in mid-calendar 2018, pending approval by both Marvell and Cavium shareholders, as well as regulatory approval and other customary closing conditions.

Will there be a Marvell shareholder vote?

•	Yes.

Is there a chance the transaction will not close?

•	The agreement has already been unanimously approved by the boards of directors of both companies, and the leadership teams at Marvell and Cavium are committed to closing the transaction.

•	Transactions of this nature require regulatory and shareholder approval, but given the complementary product sets, we believe the various parties will find the mutual benefits of this combination compelling.

Until the transaction closes, will Marvell and Cavium operate as one company or two?

•	Until the deal closes, we are required to operate as two separate and independent companies.

Integration

The press release says the transaction is expected to generate at least $150 to $175 million in cost synergies within 18 months post-closing. What does that mean?

•	Combining two companies of this size creates opportunities to save from a larger purchasing base with suppliers on cost of goods sold.

•	There are also opportunities to reduce common operating expenses. For example, both companies have major sites in the same locations. There will also be savings as we rationalize R&D spending in common areas such as development of leading edge process nodes & IP cores – as well as combining product roadmaps.

What impact will the planned combination have on our respective product roadmaps?

•	Marvell and Cavium will both continue with their independent product roadmaps and development plans through the close of the transaction.

•	Over the coming months, Cavium and Marvell will review the respective companies’ product roadmaps and determine the most effective way to integrate production schedules and forward-looking plans.

When will we know what groups or functional areas will be impacted?

•	It will take several months to review and assess the organization structure and determine the best way to integrate the two companies.

•	Integration planning decisions will be communicated once known, after the transaction closes.

•	While there will inevitably be changes in areas of overlap, we expect most employees will continue in their current roles.

•	There will also be opportunities for employees to apply for new positions in the combined company.

Both groups have switch and processor product lines. Will we keep both?

•	We will conduct an extensive review to analyze the combined business and product portfolio.

•	Management and team members from both companies will be involved in that review process.

•	We will make decisions regarding our product strategies during the integration process, once the transaction has closed.

Will we consolidate facilities at common locations?

•	Our companies already share many common locations, and during integration planning we will assess opportunities to combine nearby teams into a single location where practical.

•	Our goal is to build a single, integrated company, and we believe co-locating our complementary teams will foster greater teamwork and collaboration.

Will we close any sites altogether?

•	We will assess and determine our site strategy during the integration planning process, once the transaction closes.

When can we start to work together on product development or other activities?

•	Until the transaction closes, we need to continue operating as two separate and independent companies.

•	With this in mind, it’s important that you do not contact any counterparts at the other company until the transaction is done.

Customers

How will customers view this transaction?

•	We expect that most customers will appreciate the significant benefits of this combination, as it provides the combined company with the scale and breadth of product lines to offer them a comprehensive set of end-to-end solutions, particularly in the Cloud data center, Enterprise and Service Provider markets.

•	It will be critically important that during the transition period we remain focused on maintaining customer commitments on delivery of products and services – it is very much business as usual.

What should we tell our customers?

•	Until the transaction closes, we need to continue operating as two separate and independent companies.

•	Please refer all customer inquiries to your regional Sales Vice President.

What if I’m contacted by a current customer who wants to discuss opportunities with the combined companies?

•	Until the transaction closes, we need to continue operating as two separate and independent companies.

•	We cannot discuss design opportunities, pricing, supply or support of Cavium products with customers until the transaction closes.

Will we cancel any of our product lines?

•	We have no immediate plans to cancel products, support or supply – and customers should expect that our business with them will continue without interruption.

Employees

What does this mean for employees? Will my job be impacted?

•	It is too early to speculate on any job impact. During integration planning, we will analyze the right structure for the combined organization.

•	While we do expect to reduce the size of common functions, this transaction is about creating a stronger combined company. Retaining talent is a key part of this transaction.

Will my role or title change?

•	Until the transaction closes, there will be no merger-related changes to people’s roles or titles.

•	We will make longer-term decisions about specific roles and titles after the transaction has closed, as needed.

If my job is eliminated, will I be offered a severance package?

•	Severance will be provided to employees whose position is eliminated as a result of the integration of the two companies, and in accordance with local laws and requirements.

Will anything happen to my stock or RSUs?

•	No. As we are remaining a public company, there will be no changes to your existing stock and RSUs.

Are we able to continue hiring for open positions, even with this deal pending?

•	In many cases, yes, however certain restrictions may apply.

•	Please check with your manager, recruiter or HR business partner.

Communications

When will we get more information?

•	We will hold an internal all-employee meeting on November 27. Please watch for an invitation in the coming days.

•	Your Vice President will also hold team meetings to brief you on the announcement.

•	You are also encouraged to read the press release and listen to a replay of the investor call, which can be found on Marvell’s Investor Relations page and on the transaction website http://MarvellCavium.transactionannouncement.com.

Can I contact my counterpart at the other company before the deal closes?

•	No. Until the deal is complete, we need to operate as two separate and independent companies.

•	If you have an urgent question or need, please contact your manager or, if necessary, your business Vice President.

Can I share information with people at the other company, even if I know them socially?

•	No. Until the deal is closed, we must operate as two separate and independent companies and maintain strict confidentiality.

•	All of your non-disclosure and intellectual property agreements still apply.

What should I do if I’m contacted by the media or analysts?

•	Please direct all analyst inquiries to T. Peter Andrew, Vice President of Treasury and Investor Relations. Media or general inquiries can be sent to: pr@Marvell.com.

Who can I contact with additional questions?

•	Please contact your business Vice President or HR Business Partner.

Additional Information and Where to Find It

This document relates to a proposed transaction between Marvell and Cavium. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Marvell and a joint proxy statement of Cavium and Marvell referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at www.cavium.com or upon written request to 2315 North First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com.

Participants in the Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in Cavium’s proxy statement for its 2017 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 27, 2017. To the extent that holdings of Cavium’s securities have changed since the amounts printed in Cavium’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Marvell and Cavium, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Cavium’s business and the price of its common stock and/or Marvell’s business and the price of its common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Cavium, the approval of the issuance of Marvell shares in the transaction by the shareholders of Marvell, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Marvell to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from Cavium’s ongoing business operations, (viii) the outcome of any legal proceedings that may be instituted against Marvell or against Cavium related to the merger agreement or the transaction, (ix) the ability of Marvell to successfully integrate Cavium’s operations and product lines, (x) the ability of Marvell to implement its plans, forecasts, and other expectations with respect to Cavium’s business after the completion of the proposed merger and realize the anticipated synergies and cost savings in the time frame anticipated or at all, and identify and realize additional opportunities, and (xi) the risk of downturns in the highly cyclical semiconductor industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.